UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes __ No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: November 24, 2003

By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated November 24, 2003 - CINAR Reaches Out-Of-Court Settlement With BRB International

[LOGO] CINAR

TO	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	November 24, 2003

RE	For immediate release

CAN$78-Million Suit Settled for CAN$450,000 CINAR REACHES OUT-OF-COURT SETTLEMENT WITH BRB INTERNATIONAL

MONTREAL (Quebec) Canada - November 24, 2003 - CINAR Corporation (CINAR) is pleased to announce it has reached an out-of-court settlement with BRB International SA, a Spanish animation company. BRB’s principals and sole shareholders had initiated proceedings against CINAR in August 2000 for an alleged breach of contract pertaining to the purchase of BRB’s shares for a total amount of CAN$78 million. CINAR has agreed to pay BRB CAN$450,000 as a complete and final settlement.

“We are very pleased to have settled this large lawsuit for a comparatively small sum to the benefit of CINAR and our shareholders,” said Mr. Stuart Snyder, President and Chief Executive Office of CINAR. “Resolving outstanding litigation in a beneficial manner remains a priority for us, in particular in light of the recent offer to purchase CINAR.”

On October 30th, CINAR announced that it had entered into a definitive agreement providing for the acquisition of all the outstanding shares of CINAR by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Equity Partners. Completion of the transaction is subject to, among other things, approval by the holders of two-thirds of the variable multiple voting shares and limited voting shares, with each class voting separately, as well as court approval and required regulatory approvals.

The settlement with BRB removes CINAR from a suit filed in Quebec Superior Court against CINAR and its founders Micheline Charest and Ron Weinberg by the Spanish company. In the suit, BRB alleged that CINAR was in breach of a letter of intent it had signed in November 1998 to purchase all of BRB’s shares for the equivalent of CAN$78 million.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Information:

Nathalie Bourque

(514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.